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                          FORM OF BROKER/DEALER LETTER

                      [Republic Bancorp, inc. Letterhead]


February 12, 2001
                           Offer to Purchase for Cash

                            by Republic Bancorp, Inc.
               Up to 1,000,000 shares of its Class A Common Stock at a Purchase Price not Greater than $10.00 and not Less than $8.00 Per Share

     The offer, proration period and withdrawal rights expire at 5:00 p.m., New York City time, on March 13, 2001, unless the offer is extended.

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

     We are enclosing the material listed below relating to our offer to purchase up to 1,000,000 shares of our Class A Common Stock at a price not greater than $10.00 nor less than $8.00 per share, net to the seller in cash, without interest, as specified by tendering shareholders. Our offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase, dated February 12, 2001, and the related Letter of Transmittal (as amended or supplemented from time to time).

     Given the number of Class A Common shares validly tendered and not withdrawn and the prices specified by tendering shareholders, we will select the lowest purchase price between $8.00 and $10.00 net per share in cash, without interest, that will allow us to purchase 1,000,000 shares, or, if a lesser number is validly tendered and not withdrawn, all shares validly tendered and not withdrawn. All Class A Common shares acquired in the tender offer will be purchased at the same price.

     Only Class A Common shares validly tendered at prices at or below the purchase price we select and not withdrawn, will be purchased. However, because of the proration provisions described in the Offer to Purchase, all Class A Common shares tendered at or below the selected purchase price may not be purchased if more than 1,000,000 Class A Common shares are tendered. All shares tendered and not purchased, including shares not purchased because of proration or the conditional tender procedures, will be returned at Republic's expense promptly following the expiration date.

     We reserve the right, in our sole discretion, purchase additional shares in the offer up to 2% of the outstanding shares of Class A Common Stock, subject to applicable legal requirements.

     As described in the Offer to Purchase, if more than 1,000,000 Class A Common shares have been validly tendered at or below the purchase price and not withdrawn, we will purchase validly tendered (and not withdrawn) Class A Common shares in the following order of priority:

     o First, we will purchase shares from all holders of "odd lots" of less than 100 shares who have properly tendered all of their shares at or below the selected purchase price prior to the expiration date and completed the "Odd Lots" box in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery;

     o Second, we will purchase all shares conditionally tendered in accordance with Section 5 of the Offer to Purchase for which the condition was satisfied without regard to the procedure in the next bulleted clause, and all other shares tendered properly and unconditionally, in

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          each case at prices at or below the selected  purchase price, on a pro rata basis if necessary; and

     o Finally, if necessary to permit us to purchase 1,000,000 shares, shares conditionally tendered (for which the condition was not initially satisfied) at or below the purchase price and not withdrawn prior to the expiration date, will be selected for purchase by random lot in accordance with the Offer to Purchase - provided that, to be eligible for purchase by random lot, all Class A Common shares owned by the tendering shareholder must have been properly tendered at prices at or below the selected purchase price and the appropriate box must have been checked in the "Conditional Tenders" box in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

     For your information and for forwarding to your clients for whom you hold shares registered in your name (or in the name of your nominee), we are enclosing the following documents:

          1.  The Offer to Purchase;

          2.  The Letter of Transmittal  for your use and for the information of
              your  clients   (together  with   accompanying   instructions  and
              Substitute Form W-9);

          3. A letter to Republic's shareholders from the President and Chief Executive Officer of Republic;

          4. A Notice of Guaranteed Delivery to be used to accept the Offer if the shares and all other required documents cannot be delivered to the Depositary by the expiration date;

          5. A letter that may be sent to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the offer.

     Your prompt action is requested. We urge you to contact your clients as promptly as possible. The offer, proration period and withdrawal rights expire at 5:00 p.m., New York City time, on March 13, 2001, unless the offer is extended.

     We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the Offer. We will, upon written request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials related to the offer to their customers. We will pay all stock transfer taxes applicable to our purchase of Shares pursuant to the offer, except as otherwise provided in the Offer to Purchase and Instruction 7 of the Letter of Transmittal.

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     Any  questions  or requests  for  assistance  or  additional  copies of the enclosed materials should be directed to MacKenzie Partners, Inc. You may reach MacKenzie Partners, Inc. at the address on the last page of the Offer to Purchase, or by calling (800) 322-2885.

      Thank you for your consideration.

Sincerely,

/S/ Steven E. Trager

Steven E. Trager

President and Chief Executive Officer

     Nothing contained herein or in the enclosed documents shall constitute you or any person the agent of Republic Bancorp, Inc. or the Depositary, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the tender offer other than the documents enclosed herewith and the statements contained herein.